EXHIBIT 16.1

September 29, 2022

Securities and Exchange Commission

100F Street

Washington, DC 20549

To Whom it May Concern:

On September 27, 2021, we were informed that we had been dismissed as the independent registered public accounting firm for CoJax Oil and Gas Corporation (the Company).

We have read the Company’s disclosure set forth in Item 4.01, “Changes in Registrant’s Certifying Accountant,” of the Company’s Current Report on Form 8-K and are in agreement with the disclosures in the Current Report insofar as they pertain to our firm. We have not been requested to, nor are we providing any representations related to the other disclosures included in this Form 8-K.

Sincerely,

/s/ Haynie & Company
Haynie & Company